Mail Stop 4-6

May 12, 2005


Mr. Yuchun Lee
Chief Executive Officer
Unica Corporation
Reservoir Place North
170 Tracer Lane
Waltham, Massachusetts 02451-1379

Re:	Unica Corporation
	Amendment No. 5 to Registration Statement on Form S-1
	File No. 333-120615

Dear Mr. Lee:

      We have reviewed your amended filing and have the following comments.

Principal and Selling Stockholders

1. Please update your information in this section to a more recent practicable date than March 31. Please see Items 403 and 507 of Regulation S-K.

Item 16. Exhibits.

Opinion of Wilmer Cutler Pickering Hale and Dorr LLP

2. We note that counsel has limited their legal opinion to, among other things, the General Corporation Law of the State of Delaware.
Please confirm to us in writing that such reference to the General Corporation Law of the State of Delaware includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.
Please see Section VII.A.14 of our Current Issues and Rulemaking Projects Outline dated November 14, 2000 for additional guidance.


*              *              *              *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Kari Jin at (202) 551-3481, or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226, if you have questions or comments on the financial statements and related matters. Please contact Daniel Lee at (202) 551-3477 with any other questions. If you need further assistance, you may contact me at
(202) 551-3730.

	Sincerely,


	Barbara C. Jacobs
	Assistant Director

cc:	Via Facsimile
	Peter B. Tarr, Esq.
	Mark L. Johnson, Esq.
	Wilmer Cutler Pickering Hale and Dorr LLP
	60 State Street
	Boston, Massachusetts 02109
	Telephone: (617) 526-6000
	Facsimile:  (617) 526-5000